SHAREHOLDER MEETING


The Board of Trustees of the AdvisorOne Funds (the Trust) on behalf of Amerigo Fund, Clermont Fund, Select Allocation Fund, Descartes Fund, Liahona Fund, Enhanced Income Fund, Flexible Income Fund, Select Appreciation Fund, Shelter Fund, and Milestone Treasury Obligations Fund (each a CLS Fund, together the CLS Funds) and Horizon Active Asset Allocation Fund (Horizon Fund, together the Funds) held a Special Meeting of the Shareholders on March 28, 2013 for the purpose of approving a proposed new Investment Advisory Agreement with CLS Investments, LLC, the current adviser to each of the CLS Funds and to elect Todd Clarke and Eric Clarke to the Board of Trustees of the AdvisorOne Funds.

At the close of business February 15, 2013, the record date for the Special Meeting of Shareholders, there were outstanding 404,168,899 shares of beneficial interest of the Funds. A quorum of Fund shareholders was present for the Special Meeting represented in person or by proxy.

With respect to approval of the proposed new Investment Advisory
Agreement with CLS Investments, LLC, on behalf of the CLS Funds, the following votes were cast:

For Approval:  188,186,698,651 shares voted
Against Approval:  1,074,232 shares voted
Abstained:  1,906,244 shares voted

With respect to the election of Todd Clarke to the Board of Trustees of the AdvisorOne Funds, the following votes were cast:

For Approval:  215,805,751 shares voted
Withheld:  3,840,037 shares voted
With respect to the election of Eric Clarke to the Board of Trustees of the AdvisorOne Funds, the following votes were cast:

For Approval:  215,769,634 shares voted
Withheld:  3,876,155 shares voted